51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Aduro Clean Technologies Inc. (the "Company" or "Aduro")
542 Newbold St.
London, Ontario, Canada, N6E 2S5

Item 2 Date of Material Change

June 11, 2026

Item 3 News Release

The news release dated June 11, 2026 was disseminated via GlobeNewswire.

Item 4 Summary of Material Change

The Company closed its underwritten U.S. and Canadian public offering (the "Public Offering") of 1,028,645 common shares at a price of US$15.20 (C$21.20) per common share for aggregate gross proceeds to the Company of US$15,635,404, before deducting discounts, fees and other Offering expenses.

Canaccord Genuity LLC acted as sole bookrunning manager and representative of the several underwriters in connection with the Public Offering.

Aduro intends to use the net proceeds from the Public Offering for expenditures related to the design, engineering and construction of first-of-a-kind demonstration-scale industrial plant (the "FOAK Plant"), ongoing research and development costs and the remainder for general corporate purposes and working capital.

The Public Offering was made concurrently in the United States and in the Canadian provinces of British Columbia and Ontario pursuant to an effective shelf registration statement on Form F-10, as amended (File No. 333-292023), previously filed with the U.S. Securities and Exchange Commission (the "SEC") on December 15, 2025 and effective upon filing, and the Company's Canadian short form base shelf prospectus dated December 15, 2025, as supplemented by the prospectus supplement dated June 10, 2026.

The base shelf prospectus and the prospectus supplement relating to the Public Offering have been filed with the securities regulatory authorities in British Columbia and Ontario and with the SEC in the United States, and are available for free under the Company's profiles on SEDAR+ maintained by the Canadian Securities Administrators at www.sedarplus.ca and on the SEC's website for EDGAR at www.sec.gov, as applicable. Copies of the prospectus supplement and accompanying base shelf prospectus may also be obtained from Canaccord Genuity LLC, Attn: Syndication Department, 1 Post Office Square, 30th Floor, Boston, MA 02109, or by email at prospectus@cgf.com.

All foreign exchange calculations set forth in this press release are based on the exchange rate posted by the Bank of Canada on June 9, 2026 of US$1 = C$1.3947. The listing of the common shares issued under the Public Offering was conditionally approved by the Toronto Stock Exchange ("TSX") and remains subject only to customary post-closing conditions of the TSX.

Item 5 Full Description of Material Change

The material change is fully described in Item 4 above.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Mena Beshay, Chief Financial Officer
Telephone: 226-784-8889

Item 9 Date of Report

June 12, 2026